                                  SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

                                                        RATIOS OF EARNINGS TO FIXED CHARGES

                                                                (Thousands of Dollars)

                                                              Year Ended December 31,                3 Months   3 Months   12 Months
                                     ----------------------------------------------------------------  Ended     Ended       Ended
                                       2000           2001         2002       2003         2004      03/31/04   03/31/05   03/31/05
                                      --------    ---------    ----------   --------    --------     ---------  ---------  --------
EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense (1)  $(1,456,584)  $3,192,815   $1,831,335   $1,339,147   $1,329,441  $206,356  $235,353  $1,358,440
Add:
  Taxes on income (2)                (1,021,452)   1,658,033      641,786      388,120      438,008    68,503    65,289     434,794
  Rentals (3)                             2,905        2,128        1,240          638          776       178       270         865
  Allocable portion of interest
       on long-term Contracts for
       the purchase of power (4)          1,699        1,659        1,616        1,568        1,515       384       370       1,501
  Amortization of previously
       capitalized fixed charges          1,390        1,083        1,440        1,638        1,405       324       384       1,465
                                     -----------   ----------   ----------  -----------   ----------  --------  --------  ----------
 Total earnings before income
  taxes and fixed charges (A)       $(2,472,042)  $4,855,718   $2,477,417   $1,731,111   $1,771,145  $275,745  $301,666  $1,797,065
                                     ===========   ==========   ==========  ===========   ==========  ========  ========  ==========

FIXED CHARGES:
  Interest and amortization         $   571,760   $  784,858   $  584,442    $ 451,792   $  399,169  $102,819  $100,799  $  397,149
  Rentals (3)                             2,905        2,128        1,240          638          776       178       270         865
  Capitalized fixed charges -
       nuclear fuel (5)                   1,538          756          520           97          839       253        61         647
  Allocable portion of interest on
       long-term contracts for
       the purchase of power (4)          1,699        1,659        1,616        1,568        1,515       384       370       1,501
                                     -----------   ----------   ----------  -----------   ----------  --------  --------  ----------
Total fixed charges (B)             $   577,902   $  789,401   $  587,818    $ 454,095   $  402,299  $103,634  $101,500  $  400,162
                                     ===========   ==========   ==========  ===========   ==========  ========  ========  ==========

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                (4.28)(6)     6.15         4.21         3.81         4.40      2.66      2.97        4.49
                                     ===========   ==========   ==========  ===========   ==========  ========  ========  ==========

(1)    Includes allowance for funds used during construction and accrual of unbilled revenue.

(2)    Includes allocation of federal income and state franchise taxes to other income.

(3)    Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.

(4)    Allocable portion of interest included in annual minimum debt service requirement of supplier.

(5)    Includes fixed charges associated with Nuclear Fuel.

(6)    Ratio for 2000 is less than 1.00. In 2000, SCE needed an additional $3,049,944,000 in earnings before income taxes and fixed charges to achieve a 1.00 ratio.